UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pain Therapeutics, Inc.

File No. 0-29959- CF#29640

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Pain Therapeutics, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on April 24, 2013.

Based on representations by Pain Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 to Form 10-Q filed April 24, 2013 until March 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura Crotty
Special Counsel